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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                               (AMENDMENT NO. 2)*


                          EASYLINK SERVICES CORPORATION
                          -----------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.01 PAR VALUE PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    27784T101
                                 --------------
                                 (CUSIP Number)


                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                            Tel. No.: (212) 977-6900


                                 With a copy to:

                              Robin L. Spear, Esq.
                             Pillsbury Winthrop LLP
                             One Battery Park Plaza
                          New York, New York 10004-1490
                            Tel. No.: (212) 858-1000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 27, 2001
                             ----------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

=================================================================================================================
CUSIP NO. 27784T101
-----------------------------------------------------------------------------------------------------------------
         1  NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                THE CLARK ESTATES, INC.
                13-5524538
-----------------------------------------------------------------------------------------------------------------
         2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [ ]
                                                                                                     (b) [X]
-----------------------------------------------------------------------------------------------------------------
         3  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------
         4  SOURCE OF FUNDS
                OO
-----------------------------------------------------------------------------------------------------------------
         5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
-----------------------------------------------------------------------------------------------------------------
         6  CITIZENSHIP OR PLACE OF ORGANIZATION
                NEW YORK
-----------------------------------------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
   NUMBER OF SHARES                   13,068,057* (SEE ITEM 5.)
                         ----------------------------------------------------------------------------------------
                              8  SHARED VOTING POWER
 BENEFICIALLY OWNED BY                0
                         ----------------------------------------------------------------------------------------
 EACH REPORTING PERSON        9  SOLE DISPOSITIVE POWER
         WITH                         13,068,057* (SEE ITEM 5.)
                         ----------------------------------------------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                      0
-----------------------------------------------------------------------------------------------------------------
        11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                13,068,057* (SEE ITEM 5.)
-----------------------------------------------------------------------------------------------------------------
        12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
-----------------------------------------------------------------------------------------------------------------
        13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.7%* (SEE ITEM 5.)
-----------------------------------------------------------------------------------------------------------------
        14  TYPE OF REPORTING PERSON
                CO
=================================================================================================================

-----------------------
* Excludes shares that may be issued as Adjustment Shares (as hereinafter defined and as defined in Amendment No. 1 to the initial filing on Schedule
  13D) and shares to be issued in payment of interest on the Notes (as defined in the initial filing on Schedule 13D) but includes shares issuable upon conversion of the Notes. (See Item 3 herein, Item 3 of Amendment No. 1 to the initial filing on Schedule 13D and Item 3 of the initial filing on Schedule 13D.)

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                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D


        This Amendment No. 2 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 1 to Schedule 13D by the Reporting Person on March 26, 2001. The items identified below, or the particular paragraph of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original
Schedule 13D.

Item 1. Security and Issuer.

        This Statement relates to shares of Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of EasyLink Services Corporation (formerly Mail.com, Inc.), a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 399 Thornall Street, 6th Floor, Edison, New Jersey 08837.

Item 3. Source and Amount of Funds or Other Consideration.

        On November 27, 2001, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer pursuant to a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") 2,503,682 shares of Class A Common Stock (the "Shares") for the purchase price of $0.679 per share. Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners.

        An additional number of shares of Class A Common Stock will be issued to Federal Partners (the "Adjustment Shares") within five days after December 31, 2001, such that Federal

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Partners' effective purchase price per share of the Shares shall be equal to
$0.40 per share if the average of the closing prices of the Class A Common Stock on the principal securities exchange on which the Class A Common Stock is then traded is less than $1.60 per share for the ten consecutive trading days immediately prior to January 1, 2002. The number and kind of Adjustment Shares, the adjustment price, and the $1.60 per share price set forth in the preceding sentence are all subject to anti-dilution adjustments.

        The purchase price for the Shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

Item 4. Purpose of Transaction.

        The purpose of the acquisition of the Shares was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Class A Common Stock in open market transactions for investment purposes. Any decision of the Reporting Person either to purchase additional shares of the Class A Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer.

        (a) The 13,038,107 shares of Class A Common Stock, including the 5,000,000 shares issuable upon conversion of the Notes but excluding shares to be issued in payment of interest on the Notes and any shares that may be issued as Adjustment Shares, held by the accounts referred to in Item 3 above and the initial filing on Schedule 13D, together with the 29,950 shares of Class A Common Stock of the Issuer held by executive officers of the Reporting Person, constitute approximately 10.7% of the outstanding shares of Class A Common Stock and Class B

Common Stock of the Issuer (based upon an aggregate of 107,601,130 outstanding shares of the Class A Common Stock and 10,000,000 outstanding shares of Class B Common Stock (which are convertible into 10,000,000 shares of Class A Common Stock) as of November 27, 2001 as set forth in the Common Stock Purchase Agreement, and after giving effect to conversion of the Notes at the initial conversion price).

        (b) The Reporting Person and each of the executive officers referred to above has the sole power to vote or to direct the vote and to dispose of or direct the disposition of their respective shares of the Class A Common Stock.

        (c) Except as described in Item 3 above, neither the Reporting Person, nor any of the accounts referred to above, nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has effected any transaction in the Class A Common Stock during the past sixty days.

        (d) Each of the accounts referred to in Item 3 and each of the executive officers referred to above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective shares of the Class A Common Stock.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


        Except for the Common Stock Purchase Agreement and the Registration Rights Agreement (referred to below) and except as set forth in the Reporting Person's initial filing on Schedule 13D and Amendment No. 1 thereto, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such

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securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Pursuant to a Registration Rights Agreement, the Issuer has agreed to prepare and file within 45 days of November 27, 2001 a registration statement on Form S-3, or such other form that the Issuer may then use for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, covering the Shares and the Adjustment Shares. Pursuant to the Registration Rights Agreement, the Issuer also has granted piggyback resale registration rights to Federal Partners with respect to the Shares and the Adjustment Shares.

Item 7. Material to be Filed as Exhibits.

        The Registration Rights Agreement dated as of November 27, 2001 between the Issuer and Federal Partners is filed hereto as Exhibit 1.



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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2001


                                            THE CLARK ESTATES, INC.


                                            By: s/ KEVIN S. MOORE
                                                --------------------------------
                                                Name:  Kevin S. Moore
                                                Title: President



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